

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via U.S. Mail
Michael Forster
Principal Executive Officer
Power-Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re: Power-Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **Amendment No. 1 to**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed December 23, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 10, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-30215**

Dear Mr. Forster:

We have reviewed your response dated December 23, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

Liquidity and Capital Resources, page 10

1. We reviewed your response to comment 4 in our letter dated November 8, 2011 and reissue this comment in part. Please revise your disclosure to explain in greater detail the adjustments you made in your cost structure.

2. We reviewed your response to comment 5 in our letter dated November 8, 2011. In your response you state that a "total of $1,186,999 was received during the period July and August 2011, which would allow the company to sustain operations for nearly twelve months." This appears to be inconsistent with your revised disclosure stating that "if you do not [generate income from several avenues, you] will only be able to operate for an estimated 6 months." Please revise or advise.

Cash Requirements, page 10

3. We reviewed your response to comment 6 in our letter dated November 8, 2011 and reissue this comment in part. Your disclosure in the first paragraph under this heading that you will require additional financing to proceed with some or all of your goals as projected over the next twelve months appears to be inconsistent with your response and the new disclosure added in the fourth paragraph under this heading that the associated costs would be minimal. Please revise or advise.

Item 8. Financial Statements and Supplementary Data, page 14

Cash Flows, page F-5

4. We note your response to comment 9 in our letter dated November 8, 2011; however, you response is unclear. Please clarify for us and in your disclosures whether the 200,000 shares were issued in a private placement for proceeds as described in your disclosure or issued for the payment of services. If the shares were issued in a private placement for proceeds, please clarify where the proceeds were recorded in the statement of cash flows. To the extent the shares were issued for services, please revise your statement of stockholders' equity on page F-4 and your disclosure in Note 7 on page 24 to make this fact clear and explain how the expense was reflected in your income statements and statements of cash flows.

Signatures, page 36

5. We reviewed your response to comment 13 in our letter dated November 8, 2011 and reissue this comment. Please amend your filing to include your controller/principal accounting officer's signature. Refer to Instruction D.(2)(a) to Form 10-K. In addition, Mr. Fox's signature should also appear in the second set of signatures.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 7 – Stockholders Equity, page 13

6. We note your response to comment 15 in our letter dated November 8, 2011. With regards to the 250,104 shares issued in January 2010, the 16,521,200 shares issued in April 2011, the 8,000,000 shares issued in June 2011 and the 4,500,000 shares issued in September 2011 for services, please clarify for us the periods the related expense were reported, where on the income statement the expense is recorded and why a corresponding non cash adjustment to reconcile net loss to net cash used in operating activities was not presented for the expense in the cash flows statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief